SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
       (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                           Gemplus International S.A.
                           --------------------------
                                (Name of Issuer)

                          Ordinary shares, no par value
                          -----------------------------
                         (Title of Class of Securities)

                                  LU012170629-4
                              --------------------
                                  (ISIN Number)

                                December 24, 2002
                         ------------------------------
             (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



ISIN No. LU012170629-4                   13G             Page  2  of  13 Pages
------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Sagem S.A.
------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            [  ] (a)
            [x] (b)
------------------------------------------------------------------------------

     3      SEC USE ONLY
------------------------------------------------------------------------------

     4      CITIZENSHIP OR PLACE OF ORGANIZATION
            France
------------------------------------------------------------------------------
         NUMBER OF                   5          SOLE VOTING POWER
          SHARES                                60,888,639
       BENEFICIALLY           ------------------------------------------------
         OWNED BY                    6          SHARED VOTING POWER
           EACH                                 0
         REPORTING            ------------------------------------------------
          PERSON                     7          SOLE DISPOSITIVE POWER
           WITH                                 60,888,639
                              ------------------------------------------------
                                     8          SHARED DISPOSITIVE POWER
                                                0
------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            60,888,639
------------------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.61%

------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON
            CO
------------------------------------------------------------------------------




ISIN No. LU012170629-4                   13G             Page  3  of  13 Pages
------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Trel Participations
------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            [ ]  (a)
            [x]  (b)
------------------------------------------------------------------------------

     3      SEC USE ONLY
------------------------------------------------------------------------------

     4      CITIZENSHIP OR PLACE OF ORGANIZATION
            France
------------------------------------------------------------------------------

         NUMBER OF                   5          SOLE VOTING POWER
          SHARES                                0
       BENEFICIALLY            -----------------------------------------------
         OWNED BY                    6          SHARED VOTING POWER
           EACH                                 4,432,612
         REPORTING             -----------------------------------------------
          PERSON                     7          SOLE DISPOSITIVE POWER
           WITH                                 0
                               -----------------------------------------------
                                     8          SHARED DISPOSITIVE POWER
                                                4,432,612
------------------------------------------------------------------------------

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,432,612
------------------------------------------------------------------------------

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

------------------------------------------------------------------------------

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.70%
------------------------------------------------------------------------------

    12      TYPE OF REPORTING PERSON
            CO
------------------------------------------------------------------------------



ISIN No. LU012170629-4                  13G            Page  4  of  13 Pages
------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Sagem International
------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              [  ] (a)
              [x] (b)
------------------------------------------------------------------------------

      3       SEC USE ONLY
------------------------------------------------------------------------------

      4       CITIZENSHIP OR PLACE OF ORGANIZATION
              France
------------------------------------------------------------------------------

         NUMBER OF                    5          SOLE VOTING POWER
           SHARES                                0
        BENEFICIALLY             ---------------------------------------------
          OWNED BY                    6          SHARED VOTING POWER
            EACH                                 45,402,562
         REPORTING               ---------------------------------------------
           PERSON                     7          SOLE DISPOSITIVE POWER
            WITH                                 0
                                 ---------------------------------------------
                                      8          SHARED DISPOSITIVE POWER
                                                 45,402,562
-------------------------------------------------------------------------------

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              45,402,562
-------------------------------------------------------------------------------

     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES [ ]

-------------------------------------------------------------------------------

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              7.16%
-------------------------------------------------------------------------------

     12       TYPE OF REPORTING PERSON
              CO
-------------------------------------------------------------------------------



Item 1(a).  Name of Issuer.

Gemplus International S.A.

Item 1(b).  Address of Issuer's Principal Executive Offices.

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg

Item 2(a).  Name of Person Filing.

This Schedule 13G is being filed on behalf of the following persons ("Reporting Persons"):

(i)      Sagem S.A.
(ii)     Trel Participations
(iii)    Sagem International

The Reporting Persons may be deemed a "group" under the Act because Trel Particiaptions and Sagem International are both 100% owned subsidiaries of Sagem S.A. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. A Joint Filing Agreement among the Reporting Persons with respect to the filing of this Schedule 13G Amendment No. 1 is attached as
Exhibit 3.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

Sagem S.A.
Le Ponant de Paris
27, rue Leblanc
75512 Paris Cedex 15
France

Trel Participations
Le Ponant de Paris
27, rue Leblanc
75512 Paris Cedex 15
France

Sagem International
Le Ponant de Paris
27, rue Leblanc
75512 Paris Cedex 15
France

Item 2(c).  Citizenship.

See Item 4 of the attached cover pages, incorporated herein by reference.

Item 2(d).  Title of Class of Securities.

Ordinary shares, no par value.

Item 2(e).  ISIN Number.

LU012170629-4

The Ordinary shares are also sold in the form of American Depository Shares ("ADSs"). Each ADS represents two Ordinary shares. The ADSs are evidenced by American Depository Receipts, which are traded on the Nasdaq National Market of the Nasdaq Stock Market, Inc. and have a CUSIP number of 36866Y102.

Item 3.

Not applicable as this Schedule is filed pursuant to Rule 13d-1(c)

Item 4.  Ownership.

(a) Amount beneficially owned:

Sagem S.A. is the beneficial owner of 60,888,639 of the Issuer's Ordinary shares, no par value. Sagem S.A. beneficially owns 11,053,465 of these Ordinary shares directly. In addition, Sagem S.A. beneficially owns 4,432,612 of these Ordinary shares indirectly through Trel Participations, a 100% owned subsidiary, and beneficially owns 45,402,562 Ordinary shares indirectly through Sagem International, a 100% owned subsidiary.

(b) Percent of class:

On December 24, 2002, Sagem S.A.was the beneficial owner of 9.61% of the outstanding Ordinary shares of Gemplus S.A.*

On December 24, 2002, Trel Participations was the beneficial owner of 0.70% of the outstanding Ordinary shares of Gemplus S.A.**

On December 24, 2002, Sagem International was the beneficial owner of 7.16% of the outstanding Ordinary shares of Gemplus S.A.***

These percentages are based on a total of 633,570,938 Ordinary shares that were issued and outstanding as of the Issuer's shareholders meeting held on December 19, 2002.

--------

* On December 24, 2002, Sagem S.A. was the beneficial owner 10.12% of the outstanding voting rights of the Issuer, based on a total of 601,565,794 outstanding voting rights as of the Issuer's shareholders meeting held on December 19, 2002.
** On December 24, 2002, Trel Participations was the beneficial owner of 0.74% of the outstanding voting rights of the Issuer, based on a total of 601,565,794 outstanding voting rights as of the Issuer's shareholders meeting held on December 19, 2002.
*** On December 24, 2002, Trel Participations was the beneficial owner of 7.55% of the outstanding voting rights of the Issuer, based on a total of 601,565,794 outstanding voting rights as of the Issuer's shareholders meeting held on December 19, 2002.


 (c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

Sagem S.A. has sole voting power over 60,888,639 Ordinary shares.

(ii) Shared power to vote or direct the vote:

Trel Participations has shared voting power over 4,432,612 Ordinary shares.

Sagem International has shared voting power over 45,402,562 Ordinary shares.

(iii) Sole power to dispose or to direct the disposition:

Sagem S.A. has sole power to dispose of 60,888,639 Ordinary shares.

(iv) Shared power to dispose or to direct the disposition:

Trel Participations has shared power to dispose of 4,432,612 Ordinary shares.

Sagem International has shared power to dispose of 45,402,562 Ordinary shares.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
           the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 31, 2002


                                    SAGEM S.A.


                                    /x/ Herve Philippe
                                    By: Herve Philippe
                                    Title: Senior VP, Chief Financial Officer


                                    TREL PARTICIPATIONS


                                    /x/ Herve Philippe
                                    By: Herve Philippe
                                    Title: Attorney-in-fact


                                    SAGEM INTERNATIONAL


                                    /x/ Herve Philippe
                                    By: Herve Philippe
                                    Title: Attorney-in-fact





                                 EXHIBIT INDEX

        Exhibit
        -------
        1 Power of Attorney granting Mr. Herve Philippe the authority to sign on behalf of Trel Participations (unofficial translation).
        2 Power of Attorney granting Mr. Herve Philippe the authority to sign on behalf of Sagem International (unofficial translation).
        3 Joint Filing Agreement by and Among Sagem S.A., Trel Participations, and Sagem International, dated December 31, 2002.